EXHIBIT 99.1

News Release

For Immediate Release	Date: November 4, 2024
24-35-TR

Teck Outlines Detailed Strategy for Leading Copper Growth and

Shareholder Returns

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) will present its strategy for generating value for shareholders and stakeholders and lay out the company’s disciplined investment pathway to grow copper production to 800,000 tonnes per year before the end of the decade, at Teck’s 2024 Strategy Day on November 5, 2024.

“Teck is uniquely positioned in our industry, with the ability to deliver transformative near-term copper growth while simultaneously returning significant cash to shareholders,” said Jonathan Price, President and CEO. “We are executing on a disciplined strategy to grow copper production by advancing our portfolio of lower capital intensity, high-returning projects in stable jurisdictions.”

Price and members of the executive leadership team will provide details on the company’s performance and strategy for energy transition metals growth, including:

•	Near-term growth supported by one of the strongest balance sheets in the sector, enabling the company to fund growth while continuing to return cash to shareholders:
o	$2.3 billion of debt reduction year-to-date 2024, and current net cash position of $1.8 billion.
o	$5.3 billion returned to shareholders since 2019, including more than $0.9 billion in share buybacks so far in 2024, with a further $2.3 billion of authorized buybacks ongoing.

•	Planned investment in the range of US$3.2 to US$3.9 billion over 4 years to develop four key near-term copper projects is expected to increase copper production to about 800 kilotonnes per annum (ktpa):

o	Quebrada Blanca (QB) optimization and debottlenecking (Teck 60% owner, Chile) – extremely low capital cost option to potentially increase QB production by a further 15-25% (US$100-200 million estimated attributable capital cost).

o	Highland Valley Copper Mine Life Extension (Teck 100% owner, Canada) – low complexity brownfield project extending the life of Canada’s largest copper mine to mid-2040s. Estimated life-of-mine copper production of 137 ktpa post-2024 (US$1.3-1.4 billion estimated attributable capital).

o	Zafranal Project (Teck 80% owner, Peru) – long life, competitive capital cost and low-complexity copper-gold project, SEIA approval received and positioned for sanction decision in H2 2025. Estimated copper production of 126 ktpa over the first five years with substantial additional gold value (US$1.5-1.8 billion estimated attributable capital).

o	San Nicolás Project (Teck 50% owner, Mexico) – low capital cost, low-complexity copper-zinc project in well-established mining jurisdiction in partnership with a leading Canadian mining company. Estimated production of 63 ktpa copper and 147 ktpa zinc over the first five years. Feasibility study and execution strategy progressing with potential sanction decision in H2 2025 (Teck estimated funding requirement US$0.3-0.5 billion).

•	This growth pathway builds on significant copper growth achieved to-date, with copper production increasing from 297 kilotonnes (kt) in 2023 to a potential 420-455 kt in 2024 and 510-590 kt in 2025.

“We are focused on disciplined allocation of capital that balances value-accretive growth with continued cash returns to shareholders, all while maintaining a strong balance sheet through market cycles,” said Price.

The Teck 2024 Strategy Day takes place Tuesday, November 5, 2024, from 4:00 p.m. to 8:00 p.m. Eastern / 1:00 p.m. to 5:00 p.m. Pacific time. Presentations will be available on www.teck.com.

A webcast to view the event will be held as follows:

Date:	Tuesday, November 5, 2024
Time:	1:00 p.m. PT / 4:00 p.m. ET
Listen-Only Webcast:	here

An archive of the webcast will be available at teck.com within 24 hours.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy and priorities, including being a pure-play energy transition metals company; all guidance included in this news release, including future production and capital expenditure guidance; all statements and expectations regarding QB, including optimization and debottlenecking targets; all expectations relating to our projects and mine life extensions and the development thereof, including expectations related to benefits and payback periods, the submission, receipt and timing of regulatory approvals, timing for completion of prefeasibility, feasibility studies and sanctioning, costs and timing related to construction and commissioning and expectations relating to production levels, capital and operating costs.

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Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this presentation. Such statements are based on a number of assumptions that may prove to be incorrect, including, but not limited to, assumptions regarding: general business and economic conditions; commodity and power prices; the supply and demand for, and the level and volatility of prices of, copper, zinc and our other metals and minerals as well as inputs required for our operations; the timing of receipt of permits and other regulatory and governmental approvals for our development projects and operations, including mine extensions; our costs of production, and our production and productivity levels, as well as those of our competitors; availability of water and power resources for our projects and operations; credit market conditions and conditions in financial markets generally; our ability to procure equipment and operating supplies and services in sufficient quantities on a timely basis; the availability of qualified employees and contractors for our operations and our projects and our ability to attract and retain such employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar exchange rates, Canadian dollar-Chilean Peso exchange rates and other foreign exchange rates on our costs and results; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; and our ongoing relations with our employees and with our business and joint venture partners. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated; that customers and other counterparties perform their contractual obligations; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; and that there are no material unanticipated variations in the cost of energy or supplies.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including, without limitation: risks that are generally encountered in the permitting and development of mineral properties such as unusual or unexpected geological formations; associated with unanticipated metallurgical difficulties; relating to delays associated with permit appeals or other regulatory processes, ground control problems, adverse weather conditions or process upsets and equipment malfunctions; risks associated with any damage to our reputation; risks associated with volatility in financial and commodities markets and global uncertainty; risks associated with labour disturbances and availability of skilled labour; risks associated with fluctuations in the market prices of our principal commodities or of our principal inputs; associated with changes to the tax and royalty regimes in which we operate; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions and inflation; risks associated with climate change, environmental compliance, changes in environmental legislation and regulation, and changes to our reclamation obligations; risks created through competition for mining properties; risks associated with lack of access to capital or to markets; risks associated with mineral reserve and resource estimates; risks associated with changes to our credit ratings; risks associated with our material financing arrangements and our covenants thereunder; risks associated with procurement of goods and services for our business, projects and operations; risks associated with non-performance by contractual counterparties; risks associated with potential disputes with partners and co-owners; risks associated with operations in foreign countries; risks associated with information technology; risks associated with tax reassessments and legal proceedings; and other risk factors detailed in our Annual

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Information Form. Declaration and payment of dividends and capital allocation are the discretion of the Board, and our dividend policy and capital allocation framework will be reviewed regularly and may change. Dividends and share repurchases can be impacted by share price volatility, negative changes to commodity prices, availability of funds to purchase shares, alternative uses for funds and compliance with regulatory requirements. Certain of our operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2023 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our material properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

About Teck

Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Dale Steeves
Director, External Communications
236.987.7405
dale.steeves@teck.com

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